

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 17, 2013

<u>Via E-mail</u>
Mr. C.E. Rick Strattan
Chief Executive Officer
CTD Holdings, Inc.
14120 N.W. 126th Terrace
Alachua, Florida 32615

      RE: **CTD Holdings, Inc.**
                Form 10-K for the Year Ended December 31, 2012
                Filed March 14, 2013
                File No. 0-25466

Dear Mr. Strattan:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Melissa N. Rocha

                        Melissa N. Rocha
                        Senior Assistant Chief Accountant